Exhibit 99.1(a)(5)(F)

Contacts
Investors	Media
Lisa Nadler	Jamie Tully/Robin Weinberg
203-316-3701	Citigate Sard Verbinnen
212-687-8080
GARTNER ANNOUNCES EXPIRATION OF TENDER OFFER FOR
CERTAIN EMPLOYEE STOCK OPTIONS

     STAMFORD, Conn. – September 22, 2005 — Gartner, Inc. (NYSE: IT), the leading provider of research and analysis on the global information technology industry, today announced that its previously announced tender offer for certain stock options held by current and former employees with an exercise price greater than $12.95 that were fully vested, expired at midnight, New York City time on Tuesday, September 20, 2005. Current directors and officers were not eligible to participate in the offer.
     Through the expiration date, 6,383,445 options were validly tendered and accepted for purchase. The aggregate cash purchase price for these options is $5,612,932.
     On August 22, 2005, the Company announced its intent to implement the tender offer in order to reduce overhang resulting from the high number of options outstanding. The terms and conditions of the option tender offer were set forth in the Company’s Offer to Purchase Outstanding Options, which was filed with the U.S. Securities and Exchange Commission. Mellon Investor Services LLC (“Mellon”) acted as information agent for the tender offer.
About Gartner
     Gartner, Inc. is the leading provider of research and analysis on the global information technology industry. Gartner serves more than 10,000 clients, including chief information officers and other senior IT executives in corporations and government agencies, as well as technology companies and the investment community. The Company focuses on delivering objective, in-depth analysis and actionable advice to enable clients to make more informed business and technology decisions. The Company’s businesses consist of Research and Events for IT professionals; Gartner Executive Programs, membership programs and peer networking services; and Gartner Consulting, customized engagements with a specific emphasis on outsourcing and IT management. Founded in 1979, Gartner is headquartered in Stamford, Connecticut, and has over 3,900 associates, including more than 1,100 research analysts and consultants, in more than 75 locations worldwide. For more information, visit www.gartner.com.
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